UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 18, 2012**

Independence Holding Company
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

96 Cummings Point Road
Stamford, CT 06902
(Address of principal executive offices, including zip code)

(203) 358-8000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At the annual meeting of stockholders of Independence Holding Company (the "Company") held on June 15, 2012, the stockholders of the Company approved an amendment to the Company's restated certificate of incorporation to increase the number of authorized shares of common stock, par value $1.00 per share, from 20 million shares to 23 million shares, and the resultant increase in the aggregate number of shares of capital stock of the Company from 20.1 million shares to 23.1 million shares. The change became effective on June 18, 2012 when a Second Certificate of Amendment of Restated Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware.

The foregoing description of the amendment is qualified in its entirety by reference to the Company's Second Certificate of Amendment of Restated Certificate of Incorporation attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

3.1   Second Certificate of Amendment of Restated Certificate of Incorporation of Independence Holding Company, as filed with the Secretary of State of the State of Delaware on June 18, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: June 19, 2012

By: */s/ Adam C. Vandervoort*

Name: Adam C. Vandervoort

Title: Corporate Vice President, Secretary and General Counsel

Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
INDEPENDENCE HOLDING COMPANY

Independence Holding Company (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("DGCL"), does hereby certify:

FIRST: A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware (the "Secretary of State") on August 9, 1996 and amended by filing a Certificate of Amendment with the Secretary of State on July 29, 2004.

SECOND: At a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed second amendment of the Corporation's Restated Certificate of Incorporation, declaring said amendment to be advisable to the stockholders and considered at the annual meeting of the Corporation's stockholders. The resolution setting forth the proposed second amendment is as follows:

RESOLVED, that Article V of the Restated Certificate of Incorporation of the Corporation, as amended by the Certificate of Amendment, be further amended by striking the first paragraph of Article V in its entirety and replacing such paragraph with the following:

> The total number of shares of stock which the Corporation shall have the authority to issue is Twenty Three Million One Hundred Thousand (23,100,000) shares, consisting of Twenty Three Million (23,000,000) shares of Common Stock, par value $1.00 per share ("Common Stock"), and One Hundred Thousand (100,000) shares of Preferred Stock, par value $1.00 per share.

THIRD: At the annual meeting of the stockholders of the Company duly called and held, the necessary number of shares as required by statute were voted in favor of the second amendment.

FOURTH: Said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment of the Restated Certificate of Incorporation to be signed this eighteenth (18th) day of June, 2012.

BY: /s/ Adam C. Vandervoort_____
           Adam C. Vandervoort
           Corporate Vice President,
           General Counsel and Secretary